Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Revised Dial-in Details for Management Conference Calls on August 13, 2013

August 12, 2013: Caledonia Mining Corporation ("Caledonia") announces the following revised dial-in details for the Q2 management conference calls to be held on August 13 at 0900 British Summer Time and a second conference call at 0900 Eastern Daylight Time.

In addition to the usual audio facility, the revised dial-in details will allow participants to follow the Q2 results presentation by logging into the URL shown below.

Revised dial-in details are as follows:

Details for the UK Call at 0900 (BST) August 13, 2013

UK toll-free	0808 237 0030
UK toll-paid	+44 20 3139 4830
Participant code (to access	51596286#
the basic audio service)
Participant URL to access the	https://arkadin-
on-line presentation for the	event.webex.com/arkadin-
UK call	event/onstage/g.php?t=a&d=701062715
Participant logon and pincode	641383
to access the on-line
presentation for the UK call

Details for the North American Call at 0900 (EDT) August 13, 2013
North American toll-free	1 866 928 7517
number
North American toll-paid	1 718 873 9077
number
Participant code (to access	51596286#
the basic audio service)
Participant URL to access	https://arkadin-
on-line presentation for the	event.webex.com/arkadin-
North American call	event/onstage/g.php?t=a&d=702195406
Participant logon and pincode	641433
to access the on-line
presentation for the North
American call

Further information regarding Caledonia's operations along with its latest financials and Management's Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation	Numis
Mark Learmonth	John Prior/Jamie Loughborough/
Tel: +27 11 447 2499	James Black
marklearmonth@caledoniamining.com	Tel: +44 20 7260 1000

Newgate Threadneedle	WH Ireland
Graham Herring/Adam Lloyd	Adrian Hadden/Nick Field
Tel: +44 20 7653 9850	Tel: +44 20 7220 1751

CHF Investor Relations
Juliet Heading
Tel : +1 416 868 1079 x 239
juliet@chfir.com

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